Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Given below are communications made by Glatfelter Corporation and Berry Global Group, Inc. on October 15, 2024

Frequently Asked Questions - GLT

Company culture and values

Q: What is our new purpose, promise and beliefs?

A: New purpose, promise, and beliefs statements have been crafted to honor the expertise and strengths of both HHS and GLT. These elements embody our aspirations for growth and innovation through partnership with our customers.

•	Our Purpose is to better the world with new possibilities made real.
•	Our Promise is the co-creation of innovative material solutions that propel our customers goals and solve end-user’s problems.
•	And our Beliefs are that passion is power, curiosity drives progress, and our success is interconnected. Innovation will be a part of every conversation.

Q: How will we integrate these beliefs into our marketing materials?

A: These values set us apart by emphasizing our unique strengths and commitment to innovation and partnership with our customers. This approach ensures we not only engage our teams and customers effectively but also stand out in the market. We will provide in-depth training to guide us in integrating these values into our marketing and sales efforts.

Q: Can you share the new brand elements now that the merger is almost final?

A: Upon close, we will provide in-depth training sessions regarding the story behind our new brand identity, its elements, and its significance. You will learn how these elements were conceived and the values they represent. This understanding will guide us in the future as we integrate these elements into our marketing and sales efforts, ensuring we effectively engage our teams and customers.

Q: When will we receive training on the new visual identity?

A: Post close, we will provide in-depth training sessions regarding the story behind our new brand identity, its elements and its significance as needed. You will learn how these elements were conceived, and the values they represent. This understanding will guide us as we integrate these elements into our marketing and sales efforts after the close of the proposed merger, ensuring we effectively engage our teams and customers.

Q: What opportunities will employees have throughout the integration process to provide feedback, share concerns, or ask questions?

A: Your input, feedback and questions will help us get better as we move through the process. At any time, you can reach out to your Team Leader. They will welcome your feedback and answer your questions to the best of their ability; and follow-up if they do not have the necessary information.

Q: How does the company plan to integrate the teams so we can get to know each other and create our Magnera culture?

A: Each functional area and regional business team own their respective integration plans. Regional Sales meetings and Operations Leadership meetings are currently being planned to bring those groups together in the weeks and months following close. Other functions are planning similar events, whether they are face-to-face or virtual. In addition, we will continue to hold frequent Town Halls to build and maintain a high level of communication, awareness, and engagement with our new Magnera team.

Employment, benefits and policies

Q: What, if any, changes in roles, responsibilities, or reporting structures will result from the merger?

A: Most employees will see limited changes in their current role and responsibilities. However, there are instances, especially in management, where individuals will be asked to assume a different role or reporting structure within Magnera.

Q: How and when will employees be notified if their role is changing?

A: The Magnera leadership team continues to complete reviews of their respective team structures. The first in a series of communications was issued on October 1. For individuals whose role will be changing, their manager and HR representative will discuss the specific details of the change prior to any company-wide announcement.

Q: If an employee’s role is changing, what is the process for moving to the new position and is there a time period after the merger that an individual would need to remain in their previous role before transitioning?

A: There is no defined timeline. Each transition will depend on a specific role’s complexity and the overall plan to transfer work. If an employee’s role is changing, their manager and HR representative will provide guidance on expectations and the transition timeline. We are counting on everyone to ensure decisions are made in a timely manner and the business continues to run smoothly from now through the start of Magnera.

Q: When will we learn more about the organizational structure?

A: Following the October 1 organizational announcement, each leader will continue the work to inform the next levels within their structure. The newly named leaders will be part of this work. Additional communications will be issued once each leader determines their structure.

Q: How will the merger and new brand impact employee benefits and compensation? Will there be any changes to existing policies?

A: Over the next several weeks, employees will receive details on the 2025 compensation programs, pending the closing of the transaction. For U.S. health and welfare benefit programs, employees will begin receiving information on the 2025 company sponsored programs, including the upcoming open enrollment period. Be watching for further communications that will provide specific details.

Also, global Human Resources programs will be reviewed in 2025 to integrate and align the programs within Magnera, where feasible. For now, each company’s programs will remain in place until further notice.

Q: Will we be changing payroll providers, will pay dates remain the same? Do I have to change my direct deposit?

A: There are no anticipated changes on Day 1. As we integrate the two businesses and determine any changes that would improve our payroll processes, we will communicate any changes in advance.

Q: Will we receive new business cards?

A: Physical business cards are becoming less and less common. While we will have designs and suppliers identified for Magnera business cards, we are encouraging the use of digital cards which will be provided on demand post close.

Q: Will the Environment, Health and Safety policy change?

A: EHS policies for both businesses are under review and will be merged and published post close.

Q: Will there be new job openings and new hires considered for new positions within Magnera?

A: Yes, all job postings will be available through the employment section of the Magnera.com website shortly after close.

Q: Where is the corporate HQ and where will regional offices be located?

A: At closing, Charlotte, NC will be the location of Magnera's corporate HQ. There are no immediate changes to regional offices planned at this point.

Q: Let’s imagine we have a new defined organizational structure by the end of October, as per previous experience, the workforce restructuring won’t end there. So, is there any target date Magnera wants to achieve?

A: The goal of aligning the new organization structure prior to closing is to make sure our team is focused on Day 1 to continue effectively executing on our goals and objectives. As with any significant merger, there will be on-going evaluation to make sure our organization structure supports our commitment to be a global leader in the Specialty Materials industry. We will do this through a continual strategic evaluation process, just like we run our business today.

Q: How long do we expect the knowledge share/transition plan to be for switching to a regional structure?

A: Curiosity drives progress is one of our most important beliefs. Knowledge sharing will continue indefinitely. We will focus on customer facing activities first and a schedule of any formal transitions will be created post close.

Q: If we have a new boss going into Magnera, will we be able to meet them before the merger?

A: Leaders from both Glatfelter and Berry continue to reach out to as many team members as possible. We pride ourselves as accessible to all so please continue to reach out at all levels of the organization.

Short-Term Incentive Plan

Q: How will my 2024 Glatfelter Global Bonus Plan be administered?

A: Your 2024 Glatfelter Global Bonus Plan payout is subject to special transaction-related treatment if closing occurs in 2024. Provided the Glatfelter Board of Directors determines that the Company’s annualized EBITDA performance as of the close date would reach the threshold of $90 million, you will receive a pro-rata target payout.

Q: How will my 2024 Glatfelter Site Incentive Plan be administered?

(Asheville, Asturias, Fort Smith, Mount Holly, Old Hickory)

A: Your 2024 Glatfelter Site-Based Incentive Plan payout is subject to special transaction-related treatment if closing occurs in 2024. Provided the Glatfelter Board of Directors determines that the Company’s annualized EBITDA performance as of the close date would reach the $90 million EBITDA gate, the Plan will calculate payouts based on the respective site’s performance compared to the 2024 goals.

Q: What will Magnera’s Short-Term Incentive Plan look like?

A: You will continue to participate in your current Short-Term Incentive plan (“STI”) and your current bonus targets will remain intact. The development of the Magnera STI design is in the final stages and will need to be approved by the Magnera Board of Directors immediately after the closing of the transaction. Additional details related to the Magnera plan will be communicated after securing Board approval.

Long-Term Incentive Plan

Q: What will happen to my Glatfelter equity upon close?

A: Equity disposition upon close is governed by the deal’s Employee Matters Agreement which includes various provisions based on award type as outlined below. All Glatfelter equity is subject to a Reverse Stock Split that is part of the overall transaction. All outstanding underlying shares will be adjusted by the Reverse Stock Split ratio to be determined prior to close; the awards’ economic value of your Glatfelter equity immediately prior to close will be preserved.

Q: What will happen to my Glatfelter Restricted Stock Units (“RSUs”) upon close?

A: After being adjusted for the Reverse Stock Split, all outstanding RSUs will continue to remain outstanding under Magnera. You will receive a letter outlining the Reverse Stock Split ratio and corresponding impact to underlying shares. No new award agreements will be issued and all current terms and conditions under the Glatfelter Award Agreements will still apply.

Q: What will happen to my Glatfelter Performance Share Awards (“PSAs”) upon close?

A: After being adjusted for the Reverse Stock Split and applicable performance rules, all outstanding PSAs will be subject to accelerated vesting upon close. You will receive a letter outlining the Reverse Stock Split ratio and corresponding impact to underlying shares. Actual performance will be applied for determining earned shares for awards where the performance period is completed. Target performance will be applied for determining earned shares for awards with incomplete performance periods. Since all outstanding Glatfelter performance awards are currently tracking to below target performance, employees will likely receive more shares than what they would have otherwise earned absent this favorable deal treatment. All final performance award determination is subject to approval by the Glatfelter Board of Directors.

Q: What will happen to my Glatfelter Stock Option Appreciation Rights (“SOSARs”) upon close?

A: Glatfelter SOSARs will continue to remain outstanding under Magnera. Underlying shares and strike prices will be adjusted by the Reverse Stock Split ratio. All current terms and conditions under the Glatfelter Award Agreements will still apply, including the expiration of the shares.

Q: Will Magnera be awarding equity?

A: Subject to Glatfelter’s shareholders’ approval of the new Long Term Incentive Plan (referred to as an Omnibus Incentive Plan), Magnera intends to issue equity for eligible participants. Participant eligibility, award values, design, and terms and conditions will be determined at the time of grant and is subject to approval by the Magnera Board. The terms and conditions will likely change as we work to integrate the program for the combined organization. The development of the Magnera LTI design is in the final stages and will need to be approved by the Magnera Board of Directors immediately after the closing of the transaction. Additional details related to the plan and individuals’ awards will be communicated after securing Board approval.

Q: How will I know what is happening to my equity?

A: Magnera will introduce a new employee-facing equity administration system through Bank of America Merrill Lynch, allowing participants to access their real-time accounts and complete transactions on-line. Plan participants will be subject to a Magnera Insider Trading Policy to be implemented upon closing. Transferring your Glatfelter equity to Magnera requires a temporary hold on account activity known as a blackout period. The blackout period will commence on upon close and is expected to last until the week of December 2, 2024. Your transferred Magnera equity will be visible after the blackout period concludes. Future awards will be issued through the online platform. Login details will be provided post-close.

U.S.-Based Benefits

Q: What will happen to my current Glatfelter benefits upon close?

A: Your current Glatfelter benefits will automatically continue under Magnera effective immediately upon close with no plan design or rate changes for the remainder of 2024. No action is necessary for this transition. Additional benefits information will be communicated in mid-October.

Q: When is open enrollment for the 2025 plan year?

A: If you are interested in making changes to your 2025 Magnera benefits, you must complete Open Enrollment which is scheduled for November 5 – November 19, 2024. You will receive additional communications via mail and from local HR in mid-October with specific details about the benefits transition and open enrollment, including changes to benefit offerings for 2025.

Q: What changes can I expect to my 2025 benefits?

A: Changes to your 2025 benefits under Magnera will be consistent with previous years’ changes and are aimed at managing ongoing healthcare costs.

Q: What will happen to my 401(k) upon close?

A: Your Glatfelter 401(k) account will automatically transfer to Magnera with no disruption.

Q: Will my investment options remain the same?

A: There will be no changes to your current investment options under the plan. If you currently hold Glatfelter stock in your 401(k) plan, the stock name will change to Magnera Stock Fund (MAGN). The same current plan rules regarding company stock will apply.

Q: How does the Reverse Stock Split impact stock held in my 401(k)?

A: The change in value of the GLT stock when it becomes MAGN stock will be reflected automatically in your 401(k) stock fund account. The account is a Unitized Fund, which acts like a Mutual Fund. The stock is an underlying component and will reflect the split accordingly.

Q: Will there be any changes to the 401(k) plan provisions?

A: All pre-tax and/or Roth contribution amounts and loans will automatically transfer to Magnera with no disruption. There are no plan changes for 2024.

In 2025, the current employer contribution will be reduced from 7% to 3% with no obligation to defer any of your own money. This change is unrelated to the Berry HHS/Glatfelter transaction. It is a result of the plan benefits that were implemented in 2020 that contemplated a reduction of the employer contribution after several years of providing the enhanced 7% company contribution.

IT

Q: When will we get Magnera.com email addresses?

A: Because the Magnera legal name change will only be operational on Day 1, email transitions will take place in a phased approach after close. However, this should be seamless to the outside world. On Day 1 everyone will continue to use their Berry or Glatfelter email. A magnera.com address will be active and forwarding to their Berry or Glatfelter email.

For example: If someone sends an email to XXXXX@magnera.com it will be forwarded to XXXXX@berryglobal.com. Similarly, if someone sends an email to XXXXX@magnera.com , it will be forwarded to XXXXX@glatfelter.com.

During the first 100 days post close everyone’s mailbox will be migrated to magnera.com. The mailbox migrations we be grouped and scheduled by site (e.g. Charlotte, Statesville, Gernsbach, Cuijk, Gatineau, etc.). Prior to the migration you will receive an email with instructions and timing. Post that migration, email forwarding will continue for 6-9 months.

Q: What happens with old emails in Outlook, how long will we receive emails at our old address, and will our old accounts still be available after day one?

A: Email will be transitioned to Magnera within the first 100 days post close. Old emails will be transitioned and available in accordance with retention policies.

Q: How will SharePoint access be managed post close?

A: On Day 1, legacy Berry employees will continue to have access to Berry SharePoint sites and legacy Glatfelter employees will have access to Glatfelter SharePoint sites. Beginning on Day 1, SharePoint, Teams and One-Drive sites will be synced to the Magnera environment and will be available when the individuals email mailbox is migrated.

Brand communication and strategy

Q: How will existing customers learn about the new Magnera brand?

A: Customers have already been informed of the transition to our new brand planned for post close. We will continue to communicate with customers via our commercial and customer service teams, traditional media, social media, and trade events. It is important that we continue communication of our new brand for 18-24 month to ensure customers have recognized the transition.

Brand implementation and guidelines

Q: When do we get to start using the new brand?

A: We will begin using the brand post close. The marketing team is creating brand guidelines and collateral to be ready by that time.

Q: When will we have the new brand toolkit?

A: Brand guidelines and toolkits, along with the associated templates/collateral, have been created behind the scenes for you to utilize following the close of the proposed merger. We will be providing this toolkit alongside our training sessions post close.

Q: Can we share the logo/brand identity internally or externally?

A: Yes, after closing, using the talking points and toolkit provided. For external use, there will be templates. Customer facing teams have already been trained on their use.

Q: Can you share the new social media handles?

A: Magnera has secured handles on LinkedIn, X, and YouTube. As the merger finalizes, we will begin posting content. Please feel free to go onto these channels, follow, like and share posts.

Q: When will we receive instructions on changing our email signatures?

A: During the first 100 days post close everyone’s mailbox will be migrated to magnera.com. As your email address changes, you will be provided detailed instructions to update your email signatures.

Q: What PowerPoint template do I use for customer meetings/internal presentations/etc.?

A: You will receive a toolkit with all brand guidelines upon close accompanied by in-depth training.

Q: What will the transition look like for branded items that must be switched over? This includes all marketing tools, such as PowerPoint templates, magnifiers, pens, notebooks, and other branded items, but also trucks, billboards, façade signs, and other branded items.

A: Branded items will be transitioned to Magnera within six months and external signage within one year, following the closing of the merger. This is subject to change depending on contract close/ terms. The marketing team is already hard at work developing standard templates, signs, collateral and online content.

Q: Will there be swag?

A: Of course!

Q: You mentioned we would receive a detailed timeline for changing internal systems and documents. When will this happen?

A: Our team is actively planning for a seamless integration process, and we aim to communicate a detailed timeline soon after the proposed merger closes. Rest assured, we are committed to minimizing disruption and ensuring a smooth transition to our new brand identity. Thank you for your patience and support as we work through this transition period.

Company structure

Q: If buying from Berry & Glatfelter, who will be the commercial contact?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: Will uncontracted payment terms/commercial terms remain the same with Magnera?

A: Payment and commercial terms for uncontracted customers will remain the same on Day 1 and will be evaluated over time for any modification.

Q: Will the merger impact month-end and inventory activities?

A: All current month-end and inventory activities will remain in place and continue to be followed immediately following the merger. In the future, if any changes are made they will be executed through a clear communication plan, to ensure implementation is done without issue.

Q: Will there be new investments for new products?

A: Yes, our Purpose, Promise and Beliefs embody our commitment to the development of new innovative products. We will be disciplined in our evaluation and commitment to investing in and launching new products to meet our growth and financial return objectives.

Q: Will Magnera continue to invest in China?

A: Magnera will continue to evaluate and execute on investment opportunities around the globe that meet our strategic and investment criteria.

Q: Will the annual investment in machinery, equipment and people development be maintained?

A: Magnera’s Budget (Annual Operating Plan) was established to support the ongoing maintenance of our machinery and equipment, along with continued investment in our people to position Magnera as a global leader in the Specialty Materials industry.

Q: Will we continue to segment the business by market, or will we segment by technology/something else?

A: We will continue to segment and manage our business around the markets and customers we serve.

Q: Systems – is the plan for Berry sites to change and start using SAP/BW?

A: There is a transition services agreement between Berry Global and Magnera that will cover the HHNF Business’ sites running on Berry’s ERP system for 24 months after close. We will transition off JD Edwards in the US and Canada prior to that transition services agreement ending. The preferred ERP is SAP S4.

Q: Regarding North America sites and responsibilities, does it also include Mexico?

A: Our Latin American leadership team will continue to have responsibility for our Mexico sites (ATLA and SLMX) and the customers they serve.

Sales and go to market

Q: How will the company support sales teams in addressing customer concerns or objections related to the merger and rebranding?

A: Any customer concerns should be elevated to your Team Leader if you cannot address them yourself and support will be provided as necessary.

Q: What are the expectations for sales teams in terms of collaborating with their counterparts from the other company and sharing best practices?

A: The new regional Sales organizations will consist of fully integrated teams made up of team members from both companies. Portfolio and technology training will be provided to equip every team member to be successful. A high level of collaboration will be necessary to ensure our customers are served and our business is successful.

Q: If we have a customer looking for something we do not or cannot make at Glatfelter and Berry may be a good option, should we refer our customers to contact the Berry team? If so, how should we recommend they get connected?

A: Portfolio and technology training will be provided to equip every team member to be successful in serving the needs of their customers. A high level of collaboration will be necessary to ensure our customers’ needs are met.

Q: What career growth and advancement opportunities will be available to sales professionals within the new organization?

A: Given the larger and more diverse company, even more opportunities for growth, advancement, and development are anticipated.

Q: How will the merger and new brand impact our sales strategy, targets, compensation structure, commission plans, sales incentives and quotas? Will there be any changes to the existing sales processes or metrics?

A:  As part of the integration process, we will learn and adopt the most efficient and effective processes and tools; harmonizing to a One Magnera approach.

Q: How will we tell our customers, and how should we talk to them going forward?

A: Talking points and a toolkit will be provided prior to close.

Q: Customers will be asking for a timeline on the name change due to their internal systems and documentation that needs to be changed. Will we have an estimate?

A: Customer impact will be minimal when it comes to documentation. Talking points and a toolkit will be provided prior to close.

Q: Will any changes to the sales territories, account assignments, or team structures be changed following the merger?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: What training or resources will be provided to help sales teams effectively sell the new brand and combined product offerings?

A: We are committed to providing you with marketing materials designed to empower you and our sales teams. By providing clear, compelling, and well-crafted content and collateral, we will enable you to effectively communicate our purpose, promise and beliefs and engage customers with confidence. Talking points and a toolkit will be provided prior to close.

Q: How will the merger impact existing customer relationships, and what strategies are in place to ensure a smooth transition for our clients?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same. A high level of collaboration will be necessary to ensure a smooth transition where any customer assignments change.

Q: What are the plans to leverage the combined customer base and cross-sell opportunities between the two companies?

A: Portfolio and technology training will be provided to equip every team member to be successful in identifying and fulfilling customer needs. A high level of collaboration within our integrated sales teams will be necessary to ensure our customers are served and our business is successful.

Q: Will there be any changes to the sales enablement tools, CRM (Customer Relationship Management) systems, or other technologies used by the sales teams?

A: As part of the integration process, we will learn and adopt the most efficient and effective processes and tools; harmonizing to a One Magnera approach.

Partners and customers

Q: For customers, will the merger affect the quality and consistency of products and services received or impact the company's ability to meet specific needs and requirements?

A: Our objective is for the integration to be seamless to our customers.

Q: Will main points of contact within the company remain the same, or will there be changes to the account management team?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: Will there be any disruptions or delays in product delivery or service during the transition period?

A: Our objective is for the integration to be seamless to our customers.

Q: How will the combined company's expanded product portfolio and capabilities benefit customers?

A: Magnera’s combined portfolio and expanded footprint will enable us to provide a broader range of solutions to meet our customers’ needs; becoming an even more indispensable partner for the future.

Q: How will the company ensure a smooth transition for customers, and what measures will be taken to address any concerns or issues that may arise?

A: Our objective is for the integration and transition to be seamless for our customers. In the event of a change in account assignments, both sales resources will facilitate the transition to ensure no gaps with the customer.

Frequently Asked Questions - HHS

Company culture and values

Q: What is our new purpose, promise and beliefs?

A: New purpose, promise, and beliefs statements have been crafted to honor the expertise and strengths of both HHS and GLT. These elements embody our aspirations for growth and innovation through partnership with our customers.

•	Our Purpose is to better the world with new possibilities made real.
•	Our Promise is the co-creation of innovative material solutions that propel our customers goals and solve end-user’s problems.
•	And our Beliefs are that passion is power, curiosity drives progress, and our success is interconnected. Innovation will be a part of every conversation.

Q: How will we integrate these beliefs into our marketing materials?

A: These values set us apart by emphasizing our unique strengths and commitment to innovation and partnership with our customers. This approach ensures we not only engage our teams and customers effectively but also stand out in the market. We will provide in-depth training to guide us in integrating these values into our marketing and sales efforts.

Q: Can you share the new brand elements now that the merger is almost final?

A: Upon close, we will provide in-depth training sessions regarding the story behind our new brand identity, its elements, and its significance. You will learn how these elements were conceived and the values they represent. This understanding will guide us in the future as we integrate these elements into our marketing and sales efforts, ensuring we effectively engage our teams and customers.

Q: When will we receive training on the new visual identity?

A: Post close, we will provide in-depth training sessions regarding the story behind our new brand identity, its elements and its significance as needed. You will learn how these elements were conceived, and the values they represent. This understanding will guide us as we integrate these elements into our marketing and sales efforts after the close of the proposed merger, ensuring we effectively engage our teams and customers.

Q: What opportunities will employees have throughout the integration process to provide feedback, share concerns, or ask questions?

A: Your input, feedback and questions will help us get better as we move through the process. At any time, you can reach out to your Team Leader. They will welcome your feedback and answer your questions to the best of their ability; and follow-up if they do not have the necessary information.

Q: How does the company plan to integrate the teams so we can get to know each other and create our Magnera culture?

A: Each functional area and regional business team own their respective integration plans. Regional Sales meetings and Operations Leadership meetings are currently being planned to bring those groups together in the weeks and months following close. Other functions are planning similar events, whether they are face-to-face or virtual. In addition, we will continue to hold frequent Town Halls to build and maintain a high level of communication, awareness, and engagement with our new Magnera team.

Employment, benefits and policies

Q: What, if any, changes in roles, responsibilities, or reporting structures will result from the merger?

A: Most employees will see limited changes in their current role and responsibilities. However, there are instances, especially in management, where individuals will be asked to assume a different role or reporting structure within Magnera.

Q: How and when will employees be notified if their role is changing?

A: The Magnera leadership team continues to complete reviews of their respective team structures. The first in a series of communications was issued on October 1. For individuals whose role will be changing, their manager and HR representative will discuss the specific details of the change prior to any company-wide announcement.

Q: If an employee’s role is changing, what is the process for moving to the new position and is there a time period after the merger that an individual would need to remain in their previous role before transitioning?

A: There is no defined timeline. Each transition will depend on a specific role’s complexity and the overall plan to transfer work. If an employee’s role is changing, their manager and HR representative will provide guidance on expectations and the transition timeline. We are counting on everyone to ensure decisions are made in a timely manner and the business continues to run smoothly from now through the start of Magnera.

Q: When will we learn more about the organizational structure?

A: Following the October 1 organizational announcement, each leader will continue the work to inform the next levels within their structure. The newly named leaders will be part of this work. Additional communications will be issued once each leader determines their structure.

Q: How will the merger and new brand impact employee benefits and compensation? Will there be any changes to existing policies?

A: Over the next several weeks, employees will receive details on the 2025 compensation programs, pending the closing of the transaction. For U.S. health and welfare benefit programs, employees will begin receiving information on the 2025 company sponsored programs, including the upcoming open enrollment period. Be watching for further communications that will provide specific details.

Also, global Human Resources programs will be reviewed in 2025 to integrate and align the programs within Magnera, where feasible. For now, each company’s programs will remain in place until further notice.

Q: Will we be changing payroll providers, will pay dates remain the same? Do I have to change my direct deposit?

A: There are no anticipated changes on Day 1. As we integrate the two businesses and determine any changes that would improve our payroll processes, we will communicate any changes in advance.

Q: Will we receive new business cards?

A: Physical business cards are becoming less and less common. While we will have designs and suppliers identified for Magnera business cards, we are encouraging the use of digital cards which will be provided on demand post close.

Q: Will the Environment, Health and Safety policy change?

A: EHS policies for both businesses are under review and will be merged and published post close.

Q: Will there be new job openings and new hires considered for new positions within Magnera?

A: Yes, all job postings will be available through the employment section of the Magnera.com website shortly after close.

Q: Where is the corporate HQ and where will regional offices be located?

A: At closing, Charlotte, NC will be the location of Magnera's corporate HQ. There are no immediate changes to regional offices planned at this point.

Q: Let’s imagine we have a new defined organizational structure by the end of October, as per previous experience, the workforce restructuring won’t end there. So, is there any target date Magnera wants to achieve?

A: The goal of aligning the new organization structure prior to closing is to make sure our team is focused on Day 1 to continue effectively executing on our goals and objectives. As with any significant merger, there will be on-going evaluation to make sure our organization structure supports our commitment to be a global leader in the Specialty Materials industry. We will do this through a continual strategic evaluation process, just like we run our business today.

Q: How long do we expect the knowledge share/transition plan to be for switching to a regional structure?

A: Curiosity drives progress is one of our most important beliefs. Knowledge sharing will continue indefinitely. We will focus on customer facing activities first and a schedule of any formal transitions will be created post close.

Q: If we have a new boss going into Magnera, will we be able to meet them before the merger?

A: Leaders from both Glatfelter and Berry continue to reach out to as many team members as possible. We pride ourselves as accessible to all so please continue to reach out at all levels of the organization.

Human Resources Programs

Q: Will my compensation and benefits be impacted?

A: Under the terms of the deal, Magnera will honor employees’ base salary, individual short-term incentive targets, and benefits through December 31, 2025. U.S.-based benefits programs will be effective immediately upon close, so there will be no disruption to benefit coverages. Specific Long-term Incentive details will be provided to applicable participants under separate cover.

Short-Term Incentive Plan

Q: How will my 2024 Berry Global bonus be administered?

A: Your FY2024 bonus will be administered by Berry Global in accordance with the plan in effect prior to close. If earned, your bonus will be paid in the same form and timing as governed by the plan.

Q: What will Magnera’s Short-Term Incentive Plan look like?

A: You will continue to participate in your current Short-Term Incentive plan (“STI”) and your current bonus targets will remain intact. The development of the Magnera STI design is in the final stages and will need to be approved by the Magnera Board of Directors immediately after the closing of the transaction. Additional details related to the Magnera plan will be communicated after securing Board approval.

Long-Term Incentive Plan

Q: What will happen to my Berry equity upon close?

A: Equity disposition upon close is governed by the deal’s Employee Matters Agreement which includes various provisions based on award type, vesting status, and retirement eligibility under the Berry Long-Term Incentive Plan. Specific Long-term Incentive details will be provided to applicable participants under separate cover.

Q: Will Magnera be awarding equity?

A: Subject to Glatfelter’s shareholders’ approval of the new Long Term Incentive Plan (referred to as an Omnibus Plan), Magnera intends to issue equity for eligible participants. Participant eligibility, award values, design, and terms and conditions will be determined at the time of grant and is subject to approval by the Magnera Board. The terms and conditions will likely change as we work to integrate the program for the combined organization. The development of the Magnera LTI design is in the final stages and will need to be approved by the Magnera Board of Directors immediately after the closing of the transaction. Additional details related to the plan and individuals’ awards will be communicated after securing Board approval.

Q: Will I still be able to review my equity online?

A: Magnera will continue to use the Bank of America Merrill Lynch online Equity Administration system. Moving your account to Magnera requires a temporary hold on account activity known as a blackout period. The blackout period will begin on the date of close and is expected to last until the week of December 2, 2024. Your converted Magnera equity will be visible after the blackout period concludes. This blackout period is required to allow time for the Magnera administrative tools and accounts to be established.

Q: I have equity awards that vest in November; will that still occur?

A: Any converting equity awards will honor the current terms and conditions, including vesting dates, associated with each converted award under the applicable Magnera plan. During the blackout period, applicable unvested Berry equity awards will be converted into Magnera awards as described by the transaction agreements, will vest according to their current vesting schedules (including, if applicable, during the blackout period), and transactions can be made after the blackout period concludes, subject to any Magnera insider trading restrictions.

Q: How will equity be handled for participants located in China?

A: China requires U.S.-Based equity plans to be enrolled in ChinaSafe, a regulatory program guiding equity administration for participants residing in China. The ChinaSafe program cannot be implemented until after close so participants located in China will be subject to an extended blackout period until the program is established. During the blackout period, the Company will track all converting equity, newly issued awards, and vesting for applicable participants.

U.S.-Based Benefits

Q: What will happen to my current Berry benefits upon close?

A: Your current Berry benefits will automatically continue under Magnera effective immediately upon close with no plan design or rate changes for the remainder of 2024. Employees enrolled in Anthem benefits will transfer to United Healthcare and certain voluntary benefits will be discontinued. Details will be communicated to participants in upcoming Benefits transition and open enrollment communications. No action is necessary for this transition.

Q: When is open enrollment for the 2025 plan year?

A: If you are interested in making changes to your 2025 Magnera benefits, you must complete the Open Enrollment process, which is scheduled for October 21 – November 8, 2024. You will receive additional communications via mail and from local HR in mid-October with specific details about the benefits transition and Open Enrollment.

Q: What changes can I expect to my 2025 benefits?

A: Changes to your 2025 benefits under Magnera will be outlined in the upcoming benefits transition and open enrollment communications of changes are aimed at managing ongoing healthcare costs.

U.S.-Based 401(k) Plan

Q: What will happen to my 401(k) upon close?

A: Your Berry 401(k) account will automatically transfer to Magnera under the plan name “Treasure 401(k) Plan”. The Standard will continue to administer the plan. Additional details will be provided in the upcoming benefits transition and open enrollment communications.

Q: Will I have access to my 401(k) immediately?

A: Moving your account to the new Treasure 401(k) Plan requires a temporary hold on account activity known as a blackout period. You will not be able to change your investments, request a distribution or take out a loan during the blackout period. The blackout period will commence on November 8th and is expected to last until the week of November 25, 2024.

Q: Will my investment options remain the same?

A: The Standard will continue to administer Magnera’s Treasure 401(k) Plan and certain investment options will change, which will be communicated as part of the transition. Your account balance and investment options will automatically move to similar investment options under Magnera. Changes can be made to your investment options after the blackout period concludes.

Q: Will there be any changes to the 401(k) plan provisions?

A: Plan design features such as vesting, employer match amounts, and funding timing, will remain the same through 2025. Any pre-tax and/or Roth contribution amounts, and loans will automatically move to your new plan. A person’s company service with Berry will be credited for purposes of determining vesting under the 401(k) plan.

IT

Q: When will we get Magnera.com email addresses?

A: Because the Magnera legal name change will only be operational on Day 1, email transitions will take place in a phased approach after close. However, this should be seamless to the outside world. On Day 1 everyone will continue to use their Berry or Glatfelter email. A magnera.com address will be active and forwarding to their Berry or Glatfelter email.

For example: If someone sends an email to XXXXX@magnera.com it will be forwarded to XXXXX@berryglobal.com. Similarly, if someone sends an email to XXXXX@magnera.com , it will be forwarded to XXXXX@glatfelter.com.

During the first 100 days post close everyone’s mailbox will be migrated to magnera.com. The mailbox migrations we be grouped and scheduled by site (e.g., Charlotte, Statesville, Gernsbach, Cuijk, Gatineau, etc.). Prior to the migration you will receive an email with instructions and timing. Post that migration, email forwarding will continue for 6-9 months.

Q: What happens with old emails in Outlook, how long will we receive emails at our old address, and will our old accounts still be available after day one?

A: Email will be transitioned to Magnera within the first 100 days post close. Old emails will be transitioned and available in accordance with retention policies.

Q: How will SharePoint access be managed post close?

A: On Day 1, legacy Berry employees will continue to have access to Berry SharePoint sites and legacy Glatfelter employees will have access to Glatfelter SharePoint sites. Beginning on Day 1, SharePoint, Teams and One-Drive sites will be synced to the Magnera environment and will be available when the individuals email mailbox is migrated.

Brand communication and strategy

Q: How will existing customers learn about the new Magnera brand?

A: Customers have already been informed of the transition to our new brand planned for post close. We will continue to communicate with customers via our commercial and customer service teams, traditional media, social media, and trade events. It is important that we continue communication of our new brand for 18-24 month to ensure customers have recognized the transition.

Brand implementation and guidelines

Q: When do we get to start using the new brand?

A: We will begin using the brand post close. The marketing team is creating brand guidelines and collateral to be ready by that time.

Q: When will we have the new brand toolkit?

A: Brand guidelines and toolkits, along with the associated templates/collateral, have been created behind the scenes for you to utilize following the close of the proposed merger. We will be providing this toolkit alongside our training sessions post close.

Q: Can we share the logo/brand identity internally or externally?

A: Yes, after closing. using the talking points and toolkit provided. For external use, there will be templates. Customer facing teams have already been trained on their use.

Q: Can you share the new social media handles?

A: Magnera has secured handles on LinkedIn, X, and YouTube. As the merger finalizes, we will begin posting content. Please feel free to go onto these channels, follow, like and share posts.

Q: When will we receive instructions on changing our email signatures?

A: During the first 100 days post close everyone’s mailbox will be migrated to magnera.com. As your email address changes, you will be provided detailed instructions to update your email signatures.

Q: What PowerPoint template do I use for customer meetings/internal presentations/etc.?

A: You will receive a toolkit with all brand guidelines upon close accompanied by in-depth training.

Q: What will the transition look like for branded items that must be switched over? This includes all marketing tools, such as PowerPoint templates, magnifiers, pens, notebooks, and other branded items, but also trucks, billboards, façade signs, and other branded items. A: Branded items will be transitioned to Magnera within six months and external signage within one year, following the closing of the merger. This is subject to change depending on contract close/ terms. The marketing team is already hard at work developing standard templates, signs, collateral and online content.

Q: Will there be swag?

A: Of course!

Q: You mentioned we would receive a detailed timeline for changing internal systems and documents. When will this happen?

A: Our team is actively planning for a seamless integration process, and we aim to communicate a detailed timeline soon after the proposed merger closes. Rest assured, we are committed to minimizing disruption and ensuring a smooth transition to our new brand identity. Thank you for your patience and support as we work through this transition period.

Company structure

Q: If buying from Berry & Glatfelter, who will be the commercial contact?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: Will uncontracted payment terms/commercial terms remain the same with Magnera?

A: Payment and commercial terms for uncontracted customers will remain the same on Day 1 and will be evaluated over time for any modification.

Q: Will the merger impact month-end and inventory activities?

A: All current month-end and inventory activities will remain in place and continue to be followed immediately following the merger. In the future, if any changes are made they will be executed through a clear communication plan, to ensure implementation is done without issue.

Q: Will there be new investments for new products?

A: Yes, our Purpose, Promise and Beliefs embody our commitment to the development of new innovative products. We will be disciplined in our evaluation and commitment to investing in and launching new products to meet our growth and financial return objectives.

Q: Will Magnera continue to invest in China?

A: Magnera will continue to evaluate and execute on investment opportunities around the globe that meet our strategic and investment criteria.

Q: Will the annual investment in machinery, equipment and people development be maintained?

A: Magnera’s Budget (Annual Operating Plan) was established to support the ongoing maintenance of our machinery and equipment, along with continued investment in our people to position Magnera as a global leader in the Specialty Materials industry.

Q: Will we continue to segment the business by market, or will we segment by technology/something else?

A: We will continue to segment and manage our business around the markets and customers we serve.

Q: Systems – is the plan for Berry sites to change and start using SAP/BW?

A: There is a transition services agreement between Berry Global and Magnera that will cover the HHNF Business’ sites running on Berry’s ERP system for 24 months after close. We will transition off JD Edwards in the US and Canada prior to that transition services agreement ending. The preferred ERP is SAP S4.

Q: Regarding North America sites and responsibilities, does it also include Mexico?

A: Our LATAM leadership team will continue to have responsibility for our Mexico sites (ATLA and SLMX) and the customers they serve.

Sales and go to market

Q: How will the company support sales teams in addressing customer concerns or objections related to the merger and rebranding?

A: Any customer concerns should be elevated to your Team Leader if you cannot address them yourself and support will be provided as necessary.

Q: What are the expectations for sales teams in terms of collaborating with their counterparts from the other company and sharing best practices?

A: The new regional Sales organizations will consist of fully integrated teams made up of team members from both companies. Portfolio and technology training will be provided to equip every team member to be successful. A high level of collaboration will be necessary to ensure our customers are served and our business is successful.

Q: If we have a customer looking for something we do not or cannot make at Berry, and Glatfelter may be a good option, should we refer our customers to contact the Glatfelter team? If so, how should we recommend they get connected?

A: Portfolio and technology training will be provided to equip every team member to be successful in serving the needs of their customers. A high level of collaboration will be necessary to ensure our customers’ needs are met.

Q: What career growth and advancement opportunities will be available to sales professionals within the new organization?

A: Given the larger and more diverse company, even more opportunities for growth, advancement, and development are anticipated.

Q: How will the merger and new brand impact our sales strategy, targets, compensation structure, commission plans, sales incentives and quotas? Will there be any changes to the existing sales processes or metrics?

A: As part of the integration process, we will learn and adopt the most efficient and effective processes and tools; harmonizing to a One Magnera approach.

Q: How will we tell our customers, and how should we talk to them going forward?

A: Talking points and a toolkit will be provided prior to close.

Q: Customers will be asking for a timeline on the name change due to their internal systems and documentation that needs to be changed. Will we have an estimate? A: Customer impact will be minimal when it comes to documentation. Talking points and a toolkit will be provided prior to close.

Q: Will any changes to the sales territories, account assignments, or team structures be changed following the merger?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: What training or resources will be provided to help sales teams effectively sell the new brand and combined product offerings?

A: We are committed to providing you with marketing materials designed to empower you and our sales teams. By providing clear, compelling, and well-crafted content and collateral, we will enable you to effectively communicate our purpose, promise and beliefs and engage customers with confidence. Talking points and a toolkit will be provided prior to close.

Q: How will the merger impact existing customer relationships, and what strategies are in place to ensure a smooth transition for our clients?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same. A high level of collaboration will be necessary to ensure a smooth transition where any customer assignments change.

Q: What are the plans to leverage the combined customer base and cross-sell opportunities between the two companies?

A: Portfolio and technology training will be provided to equip every team member to be successful in identifying and fulfilling customer needs. A high level of collaboration within our integrated sales teams will be necessary to ensure our customers are served and our business is successful.

Q: Will there be any changes to the sales enablement tools, CRM (Customer Relationship Management) systems, or other technologies used by the sales teams?

A: As part of the integration process, we will learn and adopt the most efficient and effective processes and tools; harmonizing to a One Magnera approach.

Partners and customers

Q: For customers, will the merger affect the quality and consistency of products and services received or impact the company's ability to meet specific needs and requirements?

A: Our objective is for the integration to be seamless to our customers.

Q: Will main points of contact within the company remain the same, or will there be changes to the account management team?

A: Once the regional Commercial organizational structures are completed and communicated, any customer assignment changes will be made clear. Until then, customer points of contact will remain the same.

Q: Will there be any disruptions or delays in product delivery or service during the transition period?

A: Our objective is for the integration to be seamless to our customers.

Q: How will the combined company's expanded product portfolio and capabilities benefit customers?

A: Magnera’s combined portfolio and expanded footprint will enable us to provide a broader range of solutions to meet our customer’s needs; becoming an even more indispensable partner for the future.

Q: How will the company ensure a smooth transition for customers, and what measures will be taken to address any concerns or issues that may arise?

A: Our objective is for the integration and transition to be seamless for our customers. In the event of a change in account assignments, both sales resources will facilitate the transition to ensure no gaps with the customer.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus and the registration statements filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Glatfelter filed a registration statement on Form S-4 containing a proxy statement/prospectus with the SEC which was declared effective on September 17, 2024. Glatfelter has also filed a proxy statement/prospectus which was sent to Glatfelter’s shareholders on or about September 20, 2024. In addition, Spinco filed a registration statement on Form 10 in connection with its separation from Berry. The Form 10 has not yet been declared effective. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter’s investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter’s 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). Additional information regarding the interests of these participants can also be found in the Form S-4 and the proxy statement/prospectus filed by Glatfelter with the SEC and the registration statement on Form 10 filed by Spinco with the SEC.